May 2, 2024

Catherine De Lorenzo

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gem Industries Group, Inc. Offering Statement on Form 1-A Filed April 2, 2024 File No. 024-12423

Dear Ms. De Lorenzo:

We are in receipt of your letter dated April 30, 2024, setting forth certain comments to the Offering Statement on Form 1-A Amendment No. 2, which was filed on April 25, 2024, by Gem Industries Group Inc., an Oklahoma corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

1. We note that you have revised your offering statement to remove references to "other consideration" for shares to be sold in your offering, and that you continue to state that the purchase price may be paid in cash, promissory notes or services. As requested in prior comment 1, please confirm through additional disclosure that you will value any non-cash consideration according to the Note to Rule 251(a)(1) of Regulation A. Please also revise your subscription agreement to include a description of these non-cash types of consideration.

Response: The Company has added in the requested disclosure. We have provided a description of some types of non-cash consideration.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (405) 955-4850. Thank you for your attention to this matter.

Sincerely,

/s/ Dawn Blevins
CEO and Director